Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

()*

(incorporated in Bermuda with limited liability)

UPDATE ON LEGAL PROCEEDINGS

The Directors wish to inform the shareholders of the Company that the Supreme Court of Bermuda has heard submissions in relation to the strike out of the Writ on 22 and 23 July 2003 (Bermuda time). The judgment of the Supreme Court is expected to be issued within the next two to four weeks.

Reference is made to the announcements made by the Company dated 23, 27 and 29 January, 5 and 12 February (collectively the “Announcements”) and the circular dated 9 May 2003, respectively, relating to, among other things, the Writ in respect of the legal proceedings brought by Broadsino Finance Company Limited (“Broadsino”). Unless otherwise defined, terms used herein shall have the same meanings as in the Announcements.

The Directors wish to inform the shareholders of the Company that the Supreme Court of Bermuda has heard submissions in relation to the strikeout of the Writ brought by counsels for the Company and Broadsino, respectively, on 22 and 23 July 2003 (Bermuda time). The Company is advised by its Bermuda legal counsel that the judgment of the Supreme Court is expected to be issued within the next two to four weeks. Further announcements will be made by the Company in the event of developments in the legal proceedings.

By order of the Board Brilliance China Automotive Holdings Limited Wu Xiao An (also known as Ng Siu On) Chairman

Hong Kong SAR, 24 July 2003

* for identification purposes only